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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69611

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ PREP Securities, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2750 Rasmussen Road, Suite 202
(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin K. Hull	(844) 877-4153	kevin.hull@preppg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Schneider Downs & Co., Inc.
(Name – if individual, state last, first, and middle name)

65 E. State Street, Suite 2000	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/14/2003	358
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Kevin K. Hull _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ PREP Securities, LLC _____ , as of _____ December 31 _____ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NOTARY PUBLIC
PATRICIA G. GAGLIARDI
703410
COMMISSION EXPIRES
NOVEMBER 21, 2022
STATE OF UTAH

Signature: _____

Title: _____ Principal Financial Officer _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PREP Securities, LLC

Financial Statement

December 31, 2021



SCHNEIDER DOWNS
Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PREP Securities, LLC
Park City, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PREP Securities, LLC (the Company) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.

We have served as the Company's auditor since 2018.

Columbus, Ohio
February 8, 2022

Schneider Downs & Co., Inc.
www.schneiderdowns.com

PrimeGlobal
*An Association of
Independent Accounting Firms*

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

PREP Securities, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 246,480
Accounts receivable	71,877
Prepaid expenses	31,291
Total Assets	$ 349,648

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	$ 104,800
Total Liabilities	104,800
Member's Equity	
Capital	$ 3,685,588
Accumulated Deficit	(3,440,740)
Total Member's Equity	244,848
Total Liabilities and Member's Equity	$ 349,648

The accompanying notes are an integral part of this financial statement.

PREP Securities, LLC

Notes to Financial Statement
December 31, 2021

1.   Organization and Business

PREP Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of PREP Securities Holdings LLC (the "Parent") and an affiliate of PREP Property Group. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is providing the regulatory infrastructure to facilitate the distribution of securities products sponsored by its affiliates.

2.   Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
The Company maintains cash at banks that may exceed federally insured amounts at times. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

Accounts receivable
Accounts receivable represents balances due for dealer-manager fees. Provisions are established for estimated uncollectible receivables when considered necessary. Due to the nature of the receivables, there is no allowance for doubtful accounts as of December 31, 2021.

Revenue Recognition
The Company receives its principal revenues in a transaction commission model. If a transaction occurs on which the Company is entitled to a commission, the revenue is recognized. Such commission is completely earned when the transaction occurs. No revenue or entitlement is generated if a transaction does not occur. Revenues are recorded as earned when the terms of the agreement are fulfilled. Fees are based on the terms of the applicable agreement.

The Company receives sales commissions from securities issuers that are passed through to members of the Company's selling group that engage in retail sales. Such commissions and offsetting payments are netted and not reflected in the Company's Statement of Operations. In 2021, the amount of such commissions and payments was $2,176,023.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3.   Transactions with Related Parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements will be dependent on its access to funding, including capital infusions, from its parent company or affiliates.

The Company maintains an expense sharing agreement ("ESA") with the its Parent and an affiliated entity. The ESA stipulates that the Parent and affiliate will provide shared costs including, office and administrative services (including occupancy), payroll, pension, and employee benefit administrative services for the Company's associated persons for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent or the affiliate for these shared costs described in the ESA. Additionally, the ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

An affiliate of the Company serves as paymaster for employees of the Company. The Company reimburses the affiliate for such payments along with reimbursements for other various expenses outside of the ESA. At December 31, 2021 the Company owed the affiliate $104,800, which is included as a liability in the accompanying statement of financial condition.

Certain registered representatives of the Company are paid sales commissions on securities transactions where the Company does not receive a dealer manager fee. An affiliate of the Company that provides advisory services to the securities issuer has agreed to reimburse the Company for such payments. At December 31, 2021 the Company had a receivable of $12,790 from its affiliate for such reimbursement.

4.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $141,680, which exceeded the required net capital by $134,693 and the Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

5.   **Subsequent Events**

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statements.